SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE TO

     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

      (Amendment No.____) *
      -----------------------------------------------------

      Biggest Little Investments, L.P.
      -----------------------------------------------------
      (Name of Subject Company (issuer))

      Ben Farahi
      -----------------------------------------------------
     (Names of Filing Persons (identifying status as offeror, issuer or other person))

      Limited Partnership Units
      -----------------------------------------------------
      (Title of Class of Securities)

      None
      -----------------------------------------------------
      (CUSIP Number of Class of Securities)
      -----------------------------------------------------
      Ben Farahi
      Manager
      Maxum LLC
      1175 West Moana Lane, Suite 200
      Reno, Nevada  89509
      (775) 825-3355

      Copy To:
      Don S. Hershman, Esq.
      Much Shelist
      191 North Wacker Drive, Suite 1800
      Chicago, Illinois  60606

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
------------------------------------------------------------------------------
                          CALCULATION OF FILING FEE
------------------------------------------------------------------------------
Transaction valuation* $9,100,000               Amount of filing fee $1,820.00
------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 65,000 units of limited partnership interest of the subject partnership for $140 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

 [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



      Amount Previously Paid: N/A
-------------------------------------------------------------------

      Form or Registration No.:
-------------------------------------------------------------------

      Filing Party:
-------------------------------------------------------------------

      Date Filed:
-------------------------------------------------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                            TENDER OFFER STATEMENT

Item 1.  Summary Term Sheet.

     Reference is made to the Summary Term Sheet of the Offer to Purchase dated June 6, 2006 attached as Exhibit (a)(1) hereto (the "Offer to Purchase"), which is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the subject company is Biggest Little Investments, L.P. (the "Company"). The Company's principal executive offices are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509 and its telephone number is (775) 825-3355.

     (b) The title of the securities that are the subject of this offer is units of limited partnership interest in the Company ("Units"). As of May 31, 2006, there were approximately 180,937 Units outstanding.

     (c) There is no established trading market for the Units (except for limited or sporadic quotations).

Item 3.  Identity and Background of Filing Person.

     Ben Farahi is tendering for the Units (the "Purchaser"). The Purchaser's business address is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509 and his telephone number is (775) 825-3355. The Purchaser owns directly 5.7% of the outstanding Units. The Purchaser also owns a one-third interest in, and is the managing member of, another limited partner of the Company that owns 50.8% of the outstanding Units. Accordingly, the Purchaser owns, directly or indirectly, an additional 16.9% of the outstanding Units. The Purchaser is also the sole manager of Maxum, LLC, the general partner of the Company.
Since 1978, the Purchaser has been a partner in Farahi Investment Company which is involved in real estate investment and development. From 1993 to May 23, 2006, the Purchaser was Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch Casino & Resort, Inc. which, through its wholly-owned subsidiary Golden Road Motor Inn, Inc. ("Golden Road"), a Nevada corporation, owns and operates the tropically themed Atlantis Hotel Casino in Reno, Nevada. During the last five years, the Purchaser neither: (i) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws. The Purchaser is a U.S. citizen.

Item 4. Terms of the Transaction.

     (a)(1)

       (i) Subject to the conditions set forth in the Offer to Purchase, the Purchaser is seeking tenders for 65,000 Units (the "Offer").

       (ii) The purchase price will be $140 per Unit. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units" and "Conditions of the Offer" of the Offer to Purchase, which are incorporated by reference herein.

       (iii) The Offer is scheduled to expire at midnight., Eastern Time, on July 6, 2006, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, which are incorporated by reference herein.

       (iv) A subsequent offering period will not be available. Reference is hereby made to the Summary Term Sheet and the section entitled "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, which are incorporated by reference herein.

       (v) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, which are incorporated herein by reference.

       (vi) Reference is hereby made to the Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, which are incorporated by reference herein.

       (vii) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Procedures for Tendering Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, which are incorporated by reference herein.

       (viii) Reference is hereby made to the Summary Term Sheet and the section entitled "Proration; Acceptance for Payment and Payment for Units," of the Offer to Purchase, which is incorporated by reference herein.

       (ix) Reference is hereby made to the section entitled "Proration; Acceptance for Payment and Payment for Units," of the Offer to Purchase, which is incorporated by reference herein.

       (x) Reference is hereby made to the section entitled "Effects of the Offer" of the Offer to Purchase, which is incorporated by reference herein.

       (xi)  Not applicable.

       (xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated by reference herein.

     (a)(2) Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the sections entitled "Conflicts of Interest and Transactions with Affiliates" and "Certain Information Concerning Me" of the Offer to Purchase, which are hereby incorporated by reference herein, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Reference is hereby made to the Cover Page and the section of the Offer to Purchase entitled "Future Plans," which is hereby incorporated by reference herein.

     (b) None of the following events set forth in Item 1006(c)(1) through (7) of Regulation M-A are planned, proposed or being negotiated:

       (1) Any extraordinary transaction such as a merger, reorganization or liquidation, involving the subject company;

       (2) Any purchase, sale or transfer of a material amount of assets of the subject company;

       (3) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;

       (4) Any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number of the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

       (5) Any other material change in the subject company's corporate structure or business, including, if the subject company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;

       (6) Any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or

       (7) Any class of equity securities of the subject company becoming eligible for termination of registration under Section 12(g)(4) of the Act.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Reference is hereby made to the Summary Term Sheet and section of the Offer to Purchase entitled "Source of Funds," which are hereby incorporated by reference herein.

     (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

     (c) Except as set forth in the section entitled "Source of Funds" of the Offer to Purchase, which is incorporated herein by reference, none of the funds required for the purpose of the transaction are expected to be borrowed, directly or indirectly.

Item 8.  Interest in Securities of the Subject Company.

     (a) The Purchaser has sole voting and investment power with respect to 10,342 Units, constituting 5.7% of the outstanding Units based on the 180,937 Units outstanding as of the date hereof. The Purchaser also has a one-third interest in, and is the managing member of, Western Real Estate Investments, LLC ("Western"). Western beneficially owns 91,902 Units, constituting 50.8% of the outstanding Units. Accordingly, the Purchaser owns, directly or indirectly, an additional 30,634 Units, constituting 16.9% of the outstanding Units. The address of Western is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

     (b) During the 60 days preceding the date of this Schedule TO, the Purchaser did not consummate any agreements to purchase Units.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     No persons have been employed, retained or are to be compensated by the Purchaser to make solicitations or recommendations in connection with the Offer.

Item 10.  Financial  Statements.

     (a) The Purchaser's net worth is in excess of $10,000,000. The Purchaser does not have any material guarantees and contingencies that may negatively affect his net worth.

     (b) Not applicable.

Item 11.  Additional Information.

     (a) Not Applicable.

     (b) The Offer to Purchase is hereby incorporated by reference herein.

Item 12.  Exhibits.

     (a)(1) Offer to Purchase, dated June 6, 2006.

     (a)(2) Letter of Transmittal and Related Instructions.

     (a)(3) Cover Letter, dated June 6, 2006, from the Purchaser to Limited Partners.

Item 13.  Information Required by Schedule 13E-3.

     Not Applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           /s/ Ben Farahi
                           -----------------------------------
                               Ben Farahi

Dated:  June 6, 2006

                                Exhibit Index

Exhibit No.

     (a)(1)   Offer to Purchase, dated June 6, 2006.

     (a)(2)   Letter of Transmittal and Related Instructions.

     (a)(3) Cover Letter, dated June 6, 2006, from the Purchaser to Limited Partners.

                                                                Exhibit (a)(1)

                          OFFER TO PURCHASE FOR CASH

                                  BEN FARAHI
                 IS OFFERING TO PURCHASE UP TO 65,000 UNITS OF
                       LIMITED PARTNERSHIP INTEREST IN
                      BIGGEST LITTLE INVESTMENTS, L.P.,
                       A DELAWARE LIMITED PARTNERSHIP,
                          FOR $140 PER UNIT IN CASH

     I will purchase up to 65,000 (approximately 36%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person.

     You will not pay any fees or commissions if you tender your units, with the exception of taxes or fees which may be payable in respect of custodial or other beneficiary accounts.

     My offer is not subject to any minimum number of units being tendered.

     I am an affiliate of your general partner. I am making this offer with a view towards making a profit.

     Depending on your tax circumstances, there may be federal income tax benefits associated with a tender of your units. In the event that my purchase price is less than your tax basis for any units you tender in this offer, you will receive the tax benefit of your loss at the time of your tender, rather than deferring this benefit until you sell the units at a later time.

     My offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on July 6, 2006, unless I extend the deadline.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH MY OFFER, INCLUDING THE FOLLOWING:

       - I am making my offer to make a return on my investment. Accordingly, in establishing my purchase price I was motivated to set the lowest price for your units that might be acceptable to you consistent with my objectives. Such objectives may conflict with your interest in receiving the highest price for your units.

       - My purchase price of $140 is not based on any third party appraisaor valuation. In addition, my purchase price was determined without any arm's-length negotiation between me and your partnership. No independent person has given an opinion on the fairness of my offer, and no representation is made by me or the general partner of your partnership on the fairness of my offer. My purchase price is in excess of 70% above the average price for the limited number of units which were traded in the informal secondary market between January 2005 and April 2006. I have estimated the liquidation value per partnership unit at $137.10, using a very conservative calculation methodology. (see "Section 13. Background of the Offer" below).

       - If you tender your units you will be giving up future potential value from owning the units.

       - You may receive more value by retaining your units than by selling your units to me.





       - I am an affiliate of the general partner of your partnership. For the year ended December 31, 2005 and the fiscal quarter ended March 31, 2006, the general partner was allocated an aggregate of $39,058 and $3,102, respectively, of your partnership's taxable income for acting in its capacity as the general partner and $177,390 and $23,979, respectively, in fees for managing the property owned by your partnership.

       - It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers, on a periodic basis, as long as I have the financial wherewithal to undertake such offers. It is my intent and goal to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market.

       - I currently own directly approximately 5.7% of the outstanding units and I own a one-third interest in, and am the managing member of, another limited partner which owns 50.8% of the outstanding units. Accordingly, I also own, directly or indirectly, an additional 16.9% of the outstanding units. I may be in a position to influence the outcome of partnership decisions on which limited partners may vote.

     To accept my offer, please execute the enclosed letter of transmittal and return it to American Stock Transfer & Trust Company, which is acting as Depositary for my offer, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see Section 3. "Procedures for Tendering Units"). Questions and requests for assistance or for additional copies of this offer to purchase or the letter of transmittal should be directed to MacKenzie Partners, Inc., which is acting as Information Agent for my offer, at (800) 322-2885.

                                 June 6, 2006

                              TABLE OF CONTENTS
                                                                          Page
SUMMARY TERM SHEET                                                          1

RISK FACTORS                                                                2
  Offer Price May Not Represent Fair Market Value                           2
  Estimated Liquidation Value May Not Properly Reflect Current Market Value 3
  Loss of Future Benefits from Your Ownership of Units                      3
  Increase in Control of Your Partnership by Me                             3
  Conflicts of Interest with Respect to the Offer                           3
  No General Partner Recommendation                                         3
  Conflicts of Interest Relating to Fees                                    3
  Possible Future Offer at a Higher Price                                   4
  Recognition of  Taxable Gain on a Sale of Your Units                      4
  Continuation of the Partnership                                           4

THE OFFER                                                                   4

  Section 1.   Terms of the Offer                                           4
  Section 2.   Proration; Acceptance for Payment and Payment for Units      5
  Section 3.   Procedures for Tendering Units                               5
  Section 4.   Withdrawal Rights                                            8
  Section 5.   Extension of Tender Period; Termination; Amendment           8
  Section 6.   Certain Federal Income Tax Consequences                      9
  Section 7.   Effects of the Offer                                        11
  Section 8.   Future Plans                                                12
  Section 9.   Certain Information Concerning Your Partnership             12
  Section 10.  Conflicts of Interest and Transactions with Affiliates      15
  Section 11.  Certain Information Concerning Me                           16
  Section 12.  Source of Funds                                             18
  Section 13.  Background of the Offer                                     18



  Section 14.  Conditions of the Offer                                     19
  Section 15.  Certain Legal Matters                                       20
  Section 16.  Fees and Expenses                                           20
  Section 17.  Miscellaneous                                               21































































                              SUMMARY TERM SHEET

     This summary term sheet highlights the most material information regarding my offer, but it does not describe all of the details thereof. I urge you to read this entire offer to purchase, which contains the full details of my offer. I have also included in the summary term sheet references to the sections of this offer to purchase where a more complete discussion may be found. As used herein, the term "general partner" refers to Maxum LLC, of which I am the sole manager.

       THE OFFER. Subject to the terms hereof, I am offering to acquire 65,000 of the limited partnership units of BIGGEST LITTLE INVESTMENTS, L.P., your partnership, for $140 per unit in cash. See "Section 1. Terms of the Offer" and "Section 13. Background of the Offer."

       FACTORS IN DETERMINING THE OFFER PRICE. In determining the offer price per unit I principally considered: (i) that the units do not presently generate current income; (ii) that there is no efficient trading market for the units; (iii) the average sale price for the units traded in the informal secondary market between January 2005 and April 2006; and (iv) the increase in the value of the property owned by the partnership. See "Section 13. Background of the Offer."

       EXPIRATION DATE. My offer expires on July 6, 2006, unless extended, and you can tender your units until my offer expires. See "Section 1. Terms of the Offer."

       RIGHT TO EXTEND THE EXPIRATION DATE. I can extend the offer in my sole discretion, and I will either issue a press release or send you a notice of any such extension. See "Section 5. Extension of Tender Period; Termination; Amendment."

       HOW TO TENDER. To tender your units, complete the accompanying acknowledgment and agreement and send it, along with any other documents required by the letter of transmittal, to the Depositary, American Stock Transfer & Trust Company, at one of the addresses set forth on the back of this offer to purchase. See "Section 3. Procedures for Tendering Units."

       WITHDRAWAL RIGHTS. You can withdraw your units at any time prior to the expiration of the offer, including any extensions. In addition, you can withdraw your units at any time on or after July 6, 2006 if I have not already accepted units for purchase and payment. See "Section 4. Withdrawal Rights."

       HOW TO WITHDRAW. To withdraw your units, you need to send a notice of withdrawal to the Depositary, identifying yourself and the units to be withdrawn. See "Section 4. Withdrawal Rights."

       TAX CONSEQUENCES. Your sale of units in this offer will be a taxable transaction for federal income tax purposes. The consequences to each limited partner may vary and you should consult your tax advisor on the precise tax consequences to you. See "Section 6. Certain Federal Income Tax Consequences."

       AVAILABILITY OF FUNDS. I currently have access to the necessary cash to consummate the offer. See "Section 12. Source of Funds."

       CONDITIONS TO THE OFFER. There are a number of conditions to my offer, including the absence of competing tender offers, the absence of certain changes in your partnership and the absence of certain changes in the financial markets. See "Section 14. Conditions of the Offer."

       REMAINING AS A LIMITED PARTNER. If you do not tender your units, you will remain a limited partner in your partnership. See "Section 7. Effects of the Offer."

       CONFLICTS OF INTEREST. The general partner of your partnership (of which I am the sole manager) is entitled to receive payment for services and reimbursement of certain expenses involving your partnership and its assets. As a result, a conflict of interest exists between continuing the partnership and receiving these fees, and the liquidation of the partnership and the termination of these fees. See "Section 9. Certain Information Concerning Your Partnership" and "Section 10. Conflicts of Interest and Transactions with Affiliates."

       NO GENERAL PARTNER RECOMMENDATION. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units, and believes each limited partner should make his or her own decision whether or not to tender. See "Section 13. Background of the Offer."

       NO SUBSEQUENT OFFERING PERIOD. I do not intend to have a subsequent offering period after the expiration date of the initial offering period (including any extensions). See "Section 5. Extension of Tender Period; Termination; Amendment."

       ADDITIONAL INFORMATION. For more assistance in tendering your units, please contact my Information Agent at one of the addresses or the telephone number set forth on the back cover page of this offer to purchase.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT I HAVE REFERRED YOU TO. I HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                                 RISK FACTORS

     Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

     There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. My offer price may not reflect the price that you could receive in the open market for your units which could be higher than my offer price. According to Partnership Spectrum, an independent industry publication, between January 2005 and April 2006, a limited number of units were traded in the informal secondary market for units at prices ranging from a high of $92.24 per unit to a low of $65.00 per unit, with a weighted average price of approximately $81.26 per unit, without taking into account commissions and other transactional costs. On October 14, 2004, your partnership commenced a program to redeem units from all limited partners owning fewer than 100 units at a price of $69 per unit in cash, as a result of which the partnership acquired 2,238 units on or about December 20, 2004. On April 27, 2005, I commenced a tender offer for 20,000 units at a price of $87 per unit, as a result of which I acquired 9,646 units on June 24, 2005. During 2005, I acquired an aggregate of 568 units in a series of private transactions at an average price of $87.63 per unit and, between February 2006 and March 2006, I acquired an additional 84 Units in a series of private transactions at an average price of $91.00 per unit.

ESTIMATED LIQUIDATION VALUE MAY NOT PROPERLY REFLECT CURRENT MARKET VALUE

     Your general partner has estimated that the liquidation value of your partnership as of March 31, 2006 was approximately $137.10 per unit. This estimate may not reflect the current market value of your partnership's one real property asset. I did not undertake an independent analysis of the liquidation value of the partnership.

LOSS OF FUTURE BENEFITS FROM YOUR OWNERSHIP OF UNITS

     If you tender your units in response to my offer you will transfer to me all right, title and interest in and to all of the units I accept, including the right to participate in any future potential benefits represented by the ownership of the units. Accordingly, you will not receive any future potential benefits from units you sell to me, such as future distributions by your partnership and the potential for appreciation in the value of the units you sell to me.

INCREASE IN CONTROL OF YOUR PARTNERSHIP BY ME

     I currently beneficially own directly approximately 5.7% of the outstanding units. I also own a one-third interest in, and am the managing member of, another limited partner of your partnership which owns 50.8% of the outstanding units. Accordingly, I own, directly or indirectly, an additional 16.9% of the outstanding units. The more units I acquire, the more I am able to influence limited partner voting decisions of your partnership. As the owner, directly or indirectly, of a substantial portion of the outstanding units, I may presently be able to influence decisions such as the removal of the general partner, amendments of the partnership agreement, the sale of substantially all of your partnership's assets and the liquidation of your partnership.

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER

     I am making this offer with a view to making a profit. There is a conflict between my desire to purchase your units at a lower price than the price at which you desire to sell your units. I determined my offer price without negotiation with any other party, including the general or any limited partner.

NO GENERAL PARTNER RECOMMENDATION

     The general partner of your partnership, of which I am the sole manager, makes no recommendation as to whether or not you should tender or refrain from tendering your units. You must make your own decision whether or not to participate in the offer based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

CONFLICTS OF INTEREST RELATING TO FEES

     Because my affiliates receive fees for managing your partnership and its assets, a conflict of interest exists between continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Also, a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership would result in a decrease or elimination of the substantial fees to which it is entitled for services provided to your partnership. For the year ended December 31, 2005 and the fiscal quarter ended March 31, 2006, the general partner of your partnership was allocated an aggregate of $39,058 and $3,102, respectively, of taxable income for acting in its capacity as the general partner and $177,390 and $23,979, respectively, in fees for managing the property owned by the partnership.

POSSIBLE FUTURE OFFER AT A HIGHER PRICE

     It is possible that I may conduct a future offer at a higher price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions and my interest in acquiring additional units.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

     Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to me. The "amount realized" with respect to a unit of limited partnership interest you transfer to me will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of my offer will depend upon a number of factors related to your tax situation, including your tax basis in the units you transfer to me, whether you dispose of all of your units, and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units. Therefore, depending on your basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to me pursuant to the offer could exceed my offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

CONTINUATION OF THE PARTNERSHIP

     Your partnership will continue to be operated as it has in the past. Accordingly, there may be no way to liquidate your investment in the partnership in the future until the assets are sold and the partnership is liquidated.

                                   THE OFFER

     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the offer, I will accept and thereby purchase up to 65,000 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on July 6, 2006, unless I have extended the period of time during which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as extended by me, expires. See Section 5 of this offer to purchase for a description of my right to extend the period of time during which the offer is open and to amend or terminate my offer.

     My offer is subject to satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF UNITS BEING TENDERED. See Section 14, which sets forth in full the conditions of the offer. I reserve the right, in my sole discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of such conditions have not been satisfied or waived, I may: (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners; (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all units validly tendered; (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended; or (iv) amend the offer.

     SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 65,000 or less, I will accept for payment, subject to the terms and conditions of the offer, all units so tendered. If more than 65,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, I will accept for payment an aggregate of 65,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units.

     I will pay for up to the maximum number of units validly tendered and not withdrawn in accordance with Section 4, within five days following the expiration date. In all cases, the payments for units purchased in my offer will be made only after timely receipt by my Depositary of a properly completed and duly executed letter of transmittal or a facsimile thereof, and any other documents required by the terms hereof or by the letter of transmittal. See "Section 3. Procedures for Tendering Units."

     For purposes of the offer, I will be deemed to have accepted for payment, and thereby purchased, validly tendered units under the offer when, as and if I give verbal or written notice to my Depositary of my acceptance of those units for payment pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for units tendered and accepted for payment pursuant to the offer will in all cases be made through my Depositary, which will act as agent for tendering limited partners for the purpose of receiving cash payments from me and transmitting cash payments to tendering limited partners. Under no circumstances will interest be paid on the offer price by reason of any delay in making such payment.

     If any tendered units are not purchased for any reason, the letter of transmittal with respect to such units will be destroyed by me and I will return any certificates representing such units. If, for any reason, acceptance for payment of, or payment for, any units tendered in my offer is delayed, then, without prejudice to my rights under Section 14 of this offer to purchase, I may cause my Depositary to retain tendered units and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in Section 4 of this offer to purchase; subject, however, to my obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay limited partners the offer price for units tendered or return those units promptly after termination or withdrawal of the offer.

     SECTION 3.  PROCEDURES FOR TENDERING UNITS.

     VALID TENDER. To validly tender units, a properly completed and duly executed letter of transmittal or a facsimile thereof and any other documents required by the terms hereof or by the letter of transmittal including certificates, if any, representing the units being tendered, must be received by my Depositary on or prior to the expiration date. If you do not provide me with the certificate(s) representing your units which you would like to tender to me, by signing the letter of transmittal you are certifying that the certificate(s) representing your units have been lost or misplaced and agreeing to indemnify me and your partnership in the manner provided for in the letter of transmittal. In order to comply with certain restrictions on transfer in the partnership agreement, a tender which would result in the tendering limited partner owning less than ten units, or four units in the case of a limited partner which is an IRA or Keogh Plan, will not be effective. I will reject only those units that may not be transferred pursuant to the term of the partnership agreement rather than the entire tender and will work with representatives of your partnership's independent transfer agent to ensure compliance with the partnership agreement.

     SIGNATURE REQUIREMENTS. If the letter of transmittal is signed by the registered holder of a unit, then no notarization or signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of eligible institutions such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, no notarization or signature guarantee is required on the letter of transmittal. HOWEVER, IN ALL OTHER CASES, ALL SIGNATURES ON THE LETTER OF TRANSMITTAL MUST EITHER BE NOTARIZED OR GUARANTEED BY AN ELIGIBLE INSTITUTION.

     IN ORDER FOR YOU TO TAKE PART IN THE OFFER, YOUR UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE. The method of delivery of the letter of transmittal and all other required documents, including certificates representing the units being tendered, is at your option and delivery will be deemed made only when actually received by my Depositary.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. If you tender your units and you are not a corporation or foreign individual, you may be subject to 28% backup federal income tax withholding unless you provide me with your correct taxpayer identification number ("TIN"). To avoid this backup withholding, you should complete and sign the Substitute Form W-9 included in the letter of transmittal. If you tender your units and do not complete the Substitute Form W-9, I will be required to withhold 28% (and if you fail to provide your TIN, an additional $50 or such other amount as may be imposed by law) from the purchase price payment made to you. See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Tax Consequences."

     FIRPTA WITHHOLDING. To prevent the withholding of federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the acknowledgment and agreement set forth in the letter of transmittal and "Section 6. Certain Federal Income Tax Consequences."

     TRANSFER TAXES. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer of units will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     APPOINTMENT AS PROXY; POWER OF ATTORNEY. By executing the letter of transmittal, you are irrevocably appointing me and my designees as your proxy, in the manner set forth in the acknowledgment and agreement and each with full power of substitution, to the fullest extent of your rights with respect to the units tendered by you and accepted for payment by me. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, I accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). My designees and I will, as to those units, be empowered to exercise all voting and other rights as a limited partner as I, in my sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. I reserve the right to require that, in order for units to be deemed validly tendered, immediately upon my acceptance for payment of the units, I must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners and/or limited partners then scheduled or acting by written consent without a meeting, to the extent that such voting rights are attendant to the ownership of the units. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with my directions. The proxy granted by you to me will remain effective and be irrevocable for a period of ten years following the termination of my offer.

     By executing the letter of transmittal, you also irrevocably constitute and appoint me and my designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by me. Such appointment will be effective when, and only to the extent that, I pay for your units and will remain effective and be irrevocable for a period of ten years following the termination of my offer. You will agree not to exercise any rights pertaining to the tendered units without my prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, my designees and I each will have the power, among other things: (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith); (ii) upon receipt by the Depositary of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which I acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of my offer;
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which I am entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form; and (iv) to endorse any check payable to you or upon your order representing a distribution to which I am entitled pursuant to the terms of my offer, in each case, in your name and on your behalf.

     ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS. By executing the letter of transmittal, you will irrevocably assign to me and my assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of my offer, in respect of the units tendered by you and accepted for payment and thereby purchased by me. If, after the unit is accepted for payment and purchased by me, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to promptly forward such distribution to me.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of units in my offer will be determined by me, in my sole discretion, which determination shall be final and binding. I reserve the absolute right to reject any or all tenders of any particular unit determined by me not to be in proper form or if the acceptance of, or payment for, that unit may, in the opinion of my counsel, be unlawful. I also reserve the right to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner, and my interpretation of the terms and conditions of the offer, including the letter of transmittal and the instructions thereto, will be final and binding. Neither me, my Depositary, my Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

     BINDING AGREEMENT. A tender of a unit under any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and me on the terms set forth in this offer and the related letter of transmittal.

     SECTION 4. WITHDRAWAL RIGHTS. You may withdraw tendered units at any time prior to the expiration date and after the 60th day following the date of this offer to purchase, if the units have not been previously accepted for payment.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by my Depositary at the address set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and must be signed by the person(s) who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

     If purchase of, or payment for, a unit is delayed for any reason, I may cause my Depositary to retain tendered units and such units may not be withdrawn except to the extent that a tendering limited partner is entitled to withdrawal rights as set forth in this Section 4; subject, however, to my obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of my offer. However, withdrawn units may be re-tendered by following any of the procedures described in Section 3 at any time prior to the expiration date.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. I expressly reserve the right, in my sole discretion, at any time and from time to time: (i) to extend the period of time during which my offer is open and thereby delay acceptance for payment of, and the payment for, any unit; (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions of the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions; (iii) upon the occurrence of any of the conditions specified in Section 14 of this offer to purchase, to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for; and (iv) to amend my offer in any respect, including, without limitation, by increasing the consideration offered, increasing or decreasing the number of units being sought, or both. Notice of an amendment will promptly be disseminated to you in a manner reasonably designed to inform you of the change in compliance with Rule 14d-4(c) under the Exchange Act. An extension of the offer will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of my offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If I extend the offer, or if I delay payment for a unit, whether before or after its acceptance for payment, then, without prejudice to my rights under the offer, I may cause my Depositary to retain tendered units and those units may not be withdrawn except to the extent tendering limited partners are entitled to withdrawal rights as described in Section 4; subject, however, to my obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If I make a material change in the information concerning the offer or if I waive a material condition to my offer, I will extend the offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following any material change in the information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to security holders and for investor response. As used in this offer to purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     SECTION 6. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following summary is a general discussion of certain federal income tax considerations that should be relevant to you in connection with a sale of units in my offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of my offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to you in light of your specific circumstances or to certain types of investors subject to special tax rules (for example, dealers in securities, banks, insurance companies and, except as discussed below, foreign and tax-exempt investors), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of units pursuant to my offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. Your resulting tax consequences will depend, in part, on your personal tax situation. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES, INCLUDING STATE AND LOCAL TAX CONSEQUENCES, TO YOU OF SELLING UNITS IN MY OFFER.

     You will recognize gain or loss on a sale of units in my offer equal to the difference between: (i) your "amount realized" on the sale; and (ii) your adjusted tax basis in the units sold. The amount of your adjusted tax basis will vary depending upon your particular circumstances, but generally will equal your cash investment in your units, increased by your share of your partnership's income and gain plus your share of the partnership's liabilities that are applicable to the unit and decreased by your share of your partnership's losses and distributions. If you are selling only some of your units, you will be entitled to apply a portion of your basis determined with reference to the relative value of the transferred units to your total units. The "amount realized" with respect to a unit sold will be a sum equal to the amount of cash received by you for the unit plus the amount of your share of the partnership's liabilities that are allocable to the unit.

     Until the closing of our purchase of your units, you will be allocated a share of your partnership's taxable income or loss with respect to the units sold by you in accordance with the provisions of your partnership's partnership agreement concerning transfers of units. Such allocations and any cash distributed prior to the closing by your partnership to you or for your benefit will affect your adjusted tax basis in your units and, therefore, your taxable gain or loss upon a sale of units in my offer. In this regard, if you tender your units, you will be allocated a pro rata share of taxable income with respect to your units sold in my offer through the end of the calendar quarter in which the units are sold, but I will receive all future distributions made with respect to your units. See "Section 9. Certain Information Concerning Your Partnership."

     Your gain or loss on a sale of a unit in my offer generally will be treated as a capital gain or loss if you held the unit as a capital asset. Gain recognized by you on the disposition of units with a holding period of 12 months or less will be classified as short-term capital gain and subject to taxation at ordinary income tax rates. Your capital gain or loss will be treated as long-term capital gain or loss assuming your holding period for the unit exceeds 12 months. Under current law, capital gains and losses of individuals and non-corporate taxpayers are taxed under tax rules different from the rules applicable to corporations. Long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum federal income tax rate of 15%; however, their gain attributable to the recapture of straight-line depreciation deductions is taxed at a federal income tax rate of

25%. The maximum federal income tax rate for other income of such persons is 35%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against their ordinary income. An individual's long-term capital losses in excess of his long-term capital gains can offset his short-term capital gains on which he would otherwise be subject to tax at the same federal income tax rates as his ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

     Under special tax rules applicable to "passive activity losses," if you are a non-corporate taxpayer, you generally cannot use your losses from your partnership's passive activities to offset your non-passive activity income (and if you are a closely-held corporation, you generally cannot use your losses from your partnership's passive activities to offset your portfolio income). Those "suspended" losses are no longer limited by the passive loss rules when you dispose of your entire interest in the partnership in a taxable transaction. Therefore, if you sell all your units in my offer, then your loss on the sale (and any previously suspended passive losses from the partnership) will be deductible by you in full in the year of sale (subject to the limitation on the deductibility of capital losses and any other applicable limitations). But if you sell only some of your units, you will not be entitled to deduct any suspended losses and the loss from the sale of your units will be considered a passive loss, subject to the limitations subscribed above.

     In order to avoid liability for federal estimated tax penalties, an individual generally is required to make quarterly estimated tax payments on account of his annual tax liability. Penalties generally may be avoided by the individual's paying at least 90% of his taxes due for the current year or a percentage of his prior year's tax equal to 110%.

     If you are a tax-exempt investor, you generally should not realize unrelated business taxable income upon a sale of your units in my offer assuming you do not hold your units subject to acquisition indebtedness. However, if you are a tax-exempt investor described in section 501(c)(7),
(c)(9), (c)(17) or (c)(20) of the Code, you should consult your tax advisor concerning the application of "set aside" and reserve requirements to a sale of your units.

     In addition to federal income tax, you may be subject to state and local taxes on your gain (if any) on a sale of your units. You should consult with your own professional tax advisors concerning the state and local tax consequences of a sale of your units.

     If you sell your units, you must report the sale by filing a statement with your federal income tax return for the year of sale. To prevent the possible application of back-up federal income tax withholding of 28% with respect to the payment of the purchase price, you will have to provide me with your correct taxpayer identification number. See the instructions to the letter of transmittal.

     TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING LIMITED PARTNERS. Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. The partnership will not process any requests for transfers of units during such 12-month period which could cause a tax termination. If your partnership was deemed to terminate for tax purposes, the following federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

     You will not recognize any gain or loss upon such deemed contribution of your partnership's assets to the new partnership or upon such deemed distribution of interests in the new partnership, and your capital account in your partnership will carry over to the new partnership.

     A termination of your partnership for federal income tax purposes may also subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions allocable to you for certain years following our offer if you do not tender all of your interests in your partnership (thereby increasing the taxable income allocable to your interests in your partnership each such year), but would have no effect on the total depreciation deductions available over the total recovery period of the assets of your partnership. Additionally, upon a termination of your partnership, the taxable year of your partnership will close for federal income tax purposes.

     Please note that I do not believe that a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within a 12-month period will occur as a result of this offer.

     SECTION 7.  EFFECTS OF THE OFFER.

     LIMITATIONS ON RESALES. Under the partnership agreement, transfers of units which in the opinion of counsel to your partnership would cause a termination of your partnership for federal income tax purposes are not permitted. A termination may occur when 50% or more of the units are transferred in a 12-month period. Depending upon the number of units tendered in my offer, sales of units on the secondary market for the 12-month period following completion of my offer may be limited. The partnership will not process any requests for transfers of units during such 12-month period which the general partner of your partnership believes may cause a tax termination. However, I do not believe that a transfer of 50% or more of the units within a 12-month period will occur as a result of my offer.

     EFFECT ON TRADING MARKET. There is no established public trading market for the units and, therefore, a reduction in the number of limited partners should not materially further restrict your ability to find purchasers for your units through secondary market transactions.

     INFLUENCE ON LIMITED PARTNER VOTING DECISIONS BY ME AND MY AFFILIATES. I will have the right to vote each unit that I purchase in the offer. As the beneficial owner, directly or indirectly, of a significant portion of the outstanding units I may be able to influence all voting decisions by the limited partners of your partnership. Based on the number of units that I purchase in the offer, I will be in an even stronger position to influence the outcome of voting decisions with respect to your partnership. Accordingly, I may be able to: (i) prevent non-tendering limited partners from taking action they desire but that I oppose; and (ii) take action desired by me but opposed by non-tendering limited partners. Under the partnership agreement, limited partners holding a majority of the units are entitled to take action with respect to a variety of matters, including: removing your general partner; dissolving your partnership; selling all or substantially all of your partnership's assets; effecting material changes in the investment objectives and policies of your partnership; and causing most types of amendments to the partnership agreement. When voting on matters, I will vote units owned and acquired by me, in my interest.

     The units are registered under the Exchange Act, which means, among other things, that your partnership is required to furnish certain information to its limited partners and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, limited partners. My purchase of units under the offer may result in the units becoming eligible for deregistration under Section 12(g) of the Exchange Act. Although I own, directly or indirectly, a significant portion of the outstanding units, the remaining units are held by approximately 1,534 limited partners. Therefore, I do not believe that deregistration is a reasonable possibility with respect to this offer.

     SECTION 8. FUTURE PLANS. I am seeking to acquire units primarily for investment purposes and with a view to making a profit. I anticipate continuing to make offers, on a periodic basis, as long as I have the financial wherewithal to undertake such offers. It is my intended goal to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market. In the event that a number of units are tendered to me such that the number of limited partners is reduced to less than 300, I may consider undertaking a going private transaction with respect to the partnership.

     SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP. Information included herein concerning your partnership is derived from your partnership's publicly-filed reports. Additional financial and other information concerning your partnership is contained in your partnership's annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The materials may also be reviewed through the Commission's Web site (http://www.sec.gov).

     Your partnership, Biggest Little Investments L.P. and formerly Resources Accrued Mortgage Investors 2, L.P., Resources Accrued Mortgage Investors L.P. Series 87 and Resources Accrued Mortgage Investors L.P. Series 88, was organized on August 14, 1986 under the laws of the State of Delaware. Its principal executive offices are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509. Its telephone number is (775) 825-3355. Your partnership was formed for the purpose of investing in "zero coupon" first and junior mortgage loans which were secured by real property.

     Until January 1, 2002, the general partners of your partnership were RAM Funding, Inc. and Presidio AGP Corp. Effective January 1, 2002, the managing general partner interest and the associate general partner interest were acquired by Maxum LLC, a Nevada limited liability company and the current general partner of which I am the sole manager. On October 8, 2003, your partnership received consents from the holders of a majority of its outstanding units of limited partnership interest to adopt its Second Amended and Restated Agreement of Limited Partnership. Pursuant to the amended limited partnership agreement, your partnership was renamed "Biggest Little Investments L.P." In addition, your partnership was provided with the ability to leverage its property in an effort to increase the value of the partnership, to purchase additional real estate for investment and/or development and to make or acquire additional mortgage loans or short-term loans, as well as to reinvest operating income and proceeds from the sale or refinancing of its properties or the disposition of its mortgage loans. Finally, the amended agreement permitted your partnership to repurchase units from the limited partners. No unit repurchases occurred until 2004.

     On September 1, 2005, your partnership's amended limited partnership agreement was amended to provide the general partner with a right of first refusal to purchase units from selling limited partners who propose to sell the units to a purchaser which is not an existing limited partner of your partnership. The general partner believes that this amendment will reduce your partnership's administrative costs and, accordingly, is in the best interests of your partnership and its partners.

     On April 14, 2006, a distributions of $2.50 per unit was paid to limited partners of record as of the close of business on March 31, 2006.

     YOUR PARTNERSHIP'S CURRENT INVESTMENTS. Your partnership had an investment in a mortgage loan issued on February 10, 1989 in the amount of $6,500,000 to High Cash Partners, L.P., a public limited partnership originally sponsored by Integrated Resources, Inc., which declared bankruptcy in 1994. The total amount, including fees, allocated to the mortgage loan from the gross proceeds of your partnership's initial public offering in 1989 was $7,715,134 including payment to RAM Funding of a mortgage placement fee of $385,757. Commencing on March 1, 2001, your partnership began receiving interest payments on the mortgage loan, which payments represented 16% of the partnership's 2002 revenue. On March 3, 2003, your partnership acquired the deed to the property securing the mortgage loan, a shopping center commonly known as the Sierra Marketplace located in Reno, Nevada , in lieu of foreclosing on the loan. The property consists of approximately 213,000 square feet of net rentable area and occupies 18.67 acres, consisting of two main buildings and two anchor tenant buildings with surface parking for approximately 1,150 automobiles. The partnership currently owns the property in fee simple and the property is not subject to any mortgages, liens or other encumbrances.

     One tenant of Sierra Marketplace currently occupies approximately 24.8% of the property's leasable space. Bell Furniture, Inc., a furniture retailer, currently occupies 52,660 square feet of Sierra Marketplace and pays a monthly base rent of $31,000. Bell's lease terminates on October 31, 2006.

     On April 12, 2004, the partnership took legal action against Smith's Food King, a supermarket retail chain, as it was in default of its obligation to pay common area charges and other covenants of its lease. The courts ruled in favor of the partnership. On October 1, 2004, the partnership was notified by Smith's that Smith's would vacate its leased space on October 12, 2004. Smith's had been leasing a 68,972 square-foot space at Sierra Marketplace, representing approximately 32.4% of the property's rentable square footage. Smith's was contractually obligated to continue paying rent and common area maintenance charges, as well as to fulfill its other obligations under its lease agreement through expiration in August 2008. On April 25, 2005, the partnership settled its lawsuit with Smith's. Per the terms of the settlement, Smith's paid the partnership the sum of $1.2 million in settlement of all charges owed, future rent and early termination of its lease at Sierra Marketplace. As a result of the settlement in favor of the partnership, the partnership regained control of the premises previously occupied by Smith's. The partnership is currently marketing the space previously occupied by Smith's to potential tenants who are creditworthy.

     In an effort to maximize the financial viability of Sierra Marketplace, the partnership demolished and rebuilt part of the property, and may demolish, rebuild, remodel and renovate other parts of the property. As part of the renovation, the portion of the shopping center previously occupied by Good Guys was demolished for the purpose of creating in its place a new driveway (and traffic signal) directly between Sierra Marketplace and the adjacent property, a hotel casino, which is controlled by an affiliate of the general partner. The partnership took an impairment charge in 2003 on the portion of the building of Sierra Marketplace that was demolished for this purpose. The driveway was constructed and put into use on September 30, 2004, and is being shared by, and provides a connection between, Sierra Marketplace Property and the adjacent property. In January 2004, the adjacent property entered into a lease with the partnership for a 37,368 square foot section of Sierra Marketplace (including the new driveway). The adjacent property has begun paying rent and has a minimum lease term of 15 years at a monthly rent of $25,000, subject to increase every 60 months based on the Consumer Price Index. The adjacent property also uses part of the common area of Sierra

Marketplace and pays its proportionate share of the common area expense of Sierra Marketplace. The adjacent property has the option to renew the lease for three five-year terms, and at the end of the extension period, has the option to purchase the leased section of Sierra Marketplace at a price to be determined based on an MAI Appraisal. The space being leased by the adjacent property provides pedestrian and vehicle access to the adjacent property, and the adjacent property has use of a portion of the parking spaces at Sierra Marketplace. The total cost of the project was $2.0 million and the adjacent property was responsible for two-thirds of the total cost, or $1.35 million.

     The affiliate of the general partner which controls the Adjacent Property does not have any ownership, options to purchase (except with respect to the driveway discussed above) or first rights of refusal over or control of the Sierra Marketplace.

     On November 1, 2005, the partnership filed an application with the City of Reno to change the zoning of the Sierra Marketplace from "Commercial" to "Hotel Casino." The property has historically enjoyed "Tourist Commercial" designation under the City's Master Plan. The City of Reno is considering changing the master plan for the area where the Sierra Marketplace is located. The application to change the zoning was made in order to protect the rights of the property, to match the City's current Master Plan designation and to ensure that the property's master plan does not get changed. The "Hotel Casino" zoning allows for more uses than "Commercial" zoning. On January 25, 2006, the City of Reno approved the zoning change application.

     Further phases of the renovation are currently being studied with the ultimate goal of demolishing and rebuilding some parts and renovating and remodeling other parts of Sierra Marketplace. Until firm plans are established for the development of Sierra Marketplace, we are marketing vacant spaces only to tenants willing to sign short-term leases.

     As of March 27, 2006, 51.9% of Sierra Marketplace's rentable square footage was occupied. The average effective monthly rent is $0.91 per occupied square foot. This does not include the driveway leased to the adjacent property.

     SELECTED FINANCIAL DATA. The following is a summary of certain financial data for your partnership for the periods indicated. The summary financial information for your partnership for the years ended 2005 and 2004 is based on audited financial statements.

                           SELECTED FINANCIAL DATA

                                   FISCAL YEAR ENDED         FISCAL QUARTER
                                     DECEMBER 31,            ENDED MARCH 31,
                                ----------------------    --------------------
                                   2005        2004          2006      2005
                                ----------  ----------    ---------  ---------
Rental income                   $1,908,599  $2,112,646    $ 445,360  $ 617,445
Interest and other income        1,181,581      57,336       76,258    136,670
                                ----------  ----------    ---------  ---------
Total revenues                   3,090,180   2,169,982      521,618    753,915
                                ----------  ----------    ---------  ---------
Operating expenses                 551,034     500,839      199,888    240,684
General and administrative         128,519     171,410       43,102     18,131
Depreciation                       522,081     430,347      130,562    130,505
Property management fees           177,390     125,780       23,979     42,068
Costs of development not
  consumated                       148,871          -            -          -
                                ----------  ----------    ---------  ---------
Total expenses                   1,527,895   1,228,376      397,531    431,388
Net income                      $1,562,285  $  941,606    $ 124,087  $ 322,527
                                ==========  ==========    =========  =========
Net income per unit             $     8.42  $     5.03    $    0.67  $    1.74
                                ==========  ==========    =========  =========

                                            December 31,           March 31,
                                    ---------------------------  -------------
                                        2005            2004         2006
                                    ------------    -----------  -------------
Balance Sheet Data:
  Total assets                      $20,874,940     $19,324,940   $21,029,888
  Total liabilities                     103,282         115,567       134,143
  Limited partners' equity
    (180,937 units outstanding
    at 3/31/06, 12/31/05 and
    12/31/04)                        20,239,528      18,716,301    20,360,513

Statements of Cash Flows Data:
  Cash and cash equivalents         $ 6,534,089     $ 4,192,206   $ 6,829,086

  Net cash provided by operating
    activities                        2,354,654       1,308,106       294,997
  Net cash used in investing
    activities                          (12,771)       (719,232)           -
  Net cash used in financing
    activities                               -         (514,966)           -


     SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES. I have certain conflicts of interest with respect to the offer as set forth below.

     VOTING BY ME AND MY AFFILIATES. As the beneficial owner, directly or indirectly, of a significant portion of the outstanding units, I presently may be able to influence decisions. As a result of the offer, I will be in an even stronger position to influence the outcome of such partnership decisions. This means that: (i) non-tendering limited partners could be prevented from taking action they desire but that I oppose; and (ii) I will be able to take action desired by me but opposed by non-tendering limited partners. See "Section 7. Effects of the Offer."

     TRANSACTIONS WITH AFFILIATES. Under the partnership agreement, your general partner is entitled to receive 2.5% of your partnership's income, loss, capital and distributions including without limitation your partnership's cash flow from operations and disposition proceeds. Your general partner will also receive its pro rata interest in any distributions made by your partnership as well as fees for managing the property owned by the partnership. I am the sole manager of your general partner.

     Members of an entity affiliated with the general partner, which controls the property adjacent to the Sierra Marketplace, began leasing retail and storage space at the Sierra Marketplace from the previous owner in March 1992 and currently pays monthly rent of approximately $7,250 for these retail and storage spaces. This entity is also currently leasing sign space from the partnership. The lease took effect in March 2005 for a monthly lease of $1. The lease was renewed for one year for a monthly lease of $1,000 effective January 1, 2006. In addition, this affiliate has been leasing 37,368 square feet of the Sierra Marketplace since September 30, 2004 at a monthly rent of approximately $25,000 per month. See "SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP-YOUR PARTNERSHIP'S CURRENT INVESTMENTS."

     SECTION 11. CERTAIN INFORMATION CONCERNING ME. I am Ben Farahi, a partner of Farahi Investment Company, a Nevada general partnership engaged in real estate investment and development in the Reno, Nevada area. The other partners of Farahi Investment Company are my brothers, John Farahi and Bob Farahi. My brothers and I are the sole owners of Western Real Estate Investments, LLC, a Nevada limited liability company formed for the purpose of investing in real estate-related investments, and the managing member of Virginia Springs Limited Liability Company, a Nevada limited liability company also formed for the purpose of investing in real estate-related investments. The principal executive offices of Western Real Estate, Virginia Springs and Farahi Investment Company are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509, and their telephone number is (775) 825-3355.

     At age 52, I was Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch Casino & Resort, Inc., which through its wholly owned subsidiary Golden Road Motor Inn ("Golden Road") operates the Atlantis Casino Resort in Reno, Nevada, from its inception in 1993 to May 23, 2006. From 1973 until June 1993, I was Secretary, Treasurer and a Director of Golden Road in charge of financial planning and construction. I hold a mechanical engineering degree from the University of California at Berkeley and a M.B.A. degree in accounting from the California State University, Hayward.

     Neither I nor Farahi Investment Company was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). In addition, none of such persons or entities was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     As of the date of this offer to purchase, I own directly 10,342 units. I also own a one-third interest in, and am the managing member of Western Real Estate Investments, which owns 91,902 units. Accordingly, I own, directly or indirectly, I own an additional 30,634 units. To the best of my knowledge, no other affiliate of mine beneficially owns or has a right to acquire any units.

     UNITS OWNED BY MY AFFILIATES. Western Real Estate Investments purchased 2,799 units in various open market transactions, and I purchased 44 units in an open market transaction, prior to 2001. Western then purchased 166 units at prices per unit ranging from $82.75 to $102.00 in a series of transactions that occurred between January 10, 2001 and January 30, 2001. In addition, Western paid for 120 units on February 14, 2001 for approximately $102.00 per unit; 299 units on February 15, 2001 for approximately $104.00 per unit; 24 units on March 22, 2001 for approximately $130.00 per unit; and 140 units on

March 30, 2001 for approximately $125.00 per unit. Western purchased such units through intermediaries (e.g. through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units).

     In addition to the foregoing, on February 12, 2001, Western commenced a tender offer for an aggregate of 40,000 units at a purchase price of $127.00 per unit payable in cash, pursuant to which it acquired 6,841 units at an aggregate purchase price of $848,106.00.

     As of January 1, 2002, in accordance with the terms and conditions of the General and Limited Partner Interest Assignment Agreement, dated as of October 10, 2001 (the "Assignment Agreement"), among your general partner, Western Real Estate Investments, RAM Funding, Inc., the former managing general partner of your partnership, Presidio AGP Corp., the former associate general partner of your partnership, and certain affiliates of RAM Funding and Presidio AGP who are former limited partners of your partnership, Western acquired an aggregate of 57,695 units from the former limited partners and your general partner acquired the general partnership interests for a total purchase price of $4,395,181.46 and an assignment of the settlement rights of our affiliated entities with respect to the pending litigation to the selling entities. The funds necessary to purchase these interests were obtained from capital contributions made directly or indirectly by Farahi Investment Company. The Assignment Agreement also required the former general partners to cause the partnership to distribute all cash reserves other than $500,000 immediately prior to the change in general partners, resulting in a distribution equal to $25.12 per unit on December 31, 2001.

On August 14, 2002, Virginia Springs accepted for payment 9,703 units at a purchase price of $95 per unit, pursuant to a tender offer commenced by Virginia Springs on March 29, 2002.

     The purchase prices for the units acquired by Western during 2001 and 2002 took into account the value of the distribution made by the partnership on December 31, 2001 in the amount of $25.12 per Unit and the distributions made during 2002 totaling $37.56 per unit with respect to the settlement of certain litigation brought by the partnership against its former general partners.

     In 2003, Virginia Springs accepted for payment 12,339 units at a purchase price of $68 per unit, pursuant to a tender offer commenced on February 18, 2003. In addition, Western acquired 407 units in 2003 at a price per unit of $68 from several limited partners in a series of private transactions.

     On December 17, 2003, your partnership commenced a program to redeem units from all limited partners owning fewer than 100 units at a price of $76 per unit in cash. Units held in employee benefit plans were not eligible for the repurchase program. Your partnership believed that this was an appropriate time to make this liquidity feature available to many of the limited partners. The repurchase program was originally scheduled to terminate on January 27, 2004. On January 21, 2004, the program was extended until March 10, 2004, and terminated on such date. The effective date of the repurchase program was January 1, 2004. Your partnership acquired 4,744 units as a result of the repurchase program and subsequently retired all 4,744 units.

     On October 14, 2004, your partnership commenced another program to redeem units from all limited partners owning fewer than 100 units at a price of $69 per unit in cash. Units held in employee benefit plans were not eligible for this second repurchase program. Your partnership believed that this was again an appropriate time to make this liquidity feature available to many of the limited partners. The repurchase program was originally scheduled to terminate on November 18, 2004. On November 18, 2004, the program was extended until December 20, 2004, and terminated on such date. The effective date of the second repurchase program was October 1, 2004. Your partnership acquired 2,238 units as a result of its second repurchase program and subsequently retired all 2,238 units.

     Also in 2004, Western acquired 1,359 units at purchase prices per unit ranging from $66 to $76 per unit from several limited partners in a series of private transactions.

     In March 2005, Western purchased 10 Units from a limited partner in a private transaction at a price of $70 per Unit.

     On April 27, 2005, I commenced a tender offer for 20,000 units at a price of $87 per unit, as a result of which I acquired 9,646 units on June 24, 2005.

     During 2005, I acquired an aggregate of 568 units in a series of private transactions at an average price of $87.63 per unit.

     On January 1, 2006, Virginia Springs transferred all of its 22,042 Units to Western.

     Between February 2006 and March, 2006, I consummated agreements to purchase 84 Units from various limited partners at an average price of $91.00 per Unit in a series of private transactions.

     Except as set forth immediately above in this Section 11, neither I, nor your general partner, nor Western Real Estate Investments, Virginia Springs nor Farahi Investment Company, nor to the best of my knowledge, any affiliate thereof has effected any transaction in the units within the past 60 days.

     RELATED PARTY CONTRACTS AND TRANSACTIONS. Except as otherwise set forth in Sections 9 and 10 hereof, neither I, nor your general partner, nor Western Real Estate Investments, nor Virginia Springs, nor Farahi Investment Company nor, to the best of my knowledge, any affiliate thereof has any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     Except as otherwise set forth in Section 10 hereof, there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between me, your general partner, Western, Virginia Springs, Farahi Investment Company or, to the best of my knowledge, any affiliate thereof, on the one hand, and your partnership or its affiliates, on the other hand.

     Except as set forth above in this Section 11, there have been no contracts, negotiations or transactions between me, your general partner, Western, Virginia Springs, Farahi Investment Company or, to the best of my knowledge, any affiliate thereof, on the one hand, and your partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     SECTION 12. SOURCE OF FUNDS. I expect that approximately $9,100,000, exclusive of fees and expenses, will be required to purchase all of the 65,000 units I am seeking in this offer. I plan to obtain the funds necessary to consummate the offer, including fees and expenses, from my personal funds. My personal net worth is in excess of $10,000,000.

     SECTION 13. BACKGROUND OF THE OFFER. Taking into account that I am offering to purchase units which are a relatively illiquid investment and which do not presently generate current income, I have determined an estimated liquidation value for your partnership.

     The following chart summarizes our determination of the estimated liquidation value of your partnership:

  Estimated value of real property
    investment                                               $20,000,000
  Accounts receivable                                             11,669
  Unemcumbered cash reserves as of
    March 31, 2006                                             6,365,435

    Net of accounts payable              $(134,143)
    Less: liquidation costs (4% of
      property value)                     (800,000)
                                         ----------
  Liquidation value                                           25,442,961
    x97.5% to limited partners                               $24,806,887
                                                             ===========
  Per unit liquidation value (180,937
    units at March 31, 2006)                                 $    137.10
                                                             ===========


     I believe that the above methodology is an appropriate method for determining the liquidation value of your partnership's assets. The utilization of different valuation methods or assumptions also could be appropriate. In this regard, you should understand that other appropriate valuation methods could yield a higher value.

     The purchase price represents the price at which I am willing to purchase the units. No independent person has been retained to evaluate or render any opinion on the fairness of the offer price and no representation is made by me, or the general partner of your partnership, as to the fairness of my offer. I did not, nor did the general partner of your partnership, attempt to obtain a current independent valuation or appraisal of your partnership's real property. You are urged to consider carefully all of the information contained herein and consult with your own advisors, tax, financial or otherwise, in evaluating the terms of my offer before deciding whether to tender your units.

     Secondary market sales activity for the units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units) are the only means available to a limited partner to liquidate an investment in units because the units are not listed or traded on any exchange or quoted on any Nasdaq list or system. According to Partnership Spectrum, an independent third party industry publication, between January 2005 and April 2006, there were 20 reported trades in the secondary market (for a total of 1,194 Units) which were made at between a high of $92.24 per Unit and a low of $65.00 per Unit, with a weighted average price of approximately $81.26 per Unit. These prices do not take into account commissions and other transactional costs which sellers of units may be required to pay (which typically range between $250 and $400).

     Your partnership is making no recommendation as to whether limited partners should tender their units.

     SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of my offer, I shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend my offer as to such units, if at any time prior to the expiration of the offer, a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of my offer or the acceptance for payment of or payment for any units by me.

     The above conditions must be satisfied or waived prior to the expiration date of my offer and I will exercise the standard of reasonableness in determining whether the conditions have been satisfied. Finally, I will not purchase units under the offer if it will result in the units becoming eligible for deregistration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

     SECTION 15.  CERTAIN LEGAL MATTERS.

     GENERAL. Except as set forth in this Section 15, I am not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of units by me in my offer. Should any such approval or other action be required, it is my present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of units tendered in my offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause me to elect to terminate my offer without purchasing units hereunder. My obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

     ANTITRUST. I do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by my offer.

     MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to my offer.

     STATE TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. Although I have not attempted to comply with any state anti-takeover statutes in connection with my offer, I reserve the right to challenge the validity or applicability of any state law allegedly applicable to my offer and nothing in this offer to purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to my offer, I might be unable to accept for payment or purchase units tendered in my offer or be delayed in continuing or consummating our offer. In such case, I may not be obligated to accept for purchase or pay for any units tendered.

     SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, I will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units in our offer. I have retained MacKenzie Partners, Inc. to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with my offer. I will pay MacKenzie Partners, Inc. and American Stock Transfer & Trust Company, Inc. reasonable and customary compensation for their services in connection with the offer, plus reimbursement for out-of-pocket expenses. I will also pay all costs and expenses of printing and mailing my offer and its legal fees and expenses. You will not be required to pay any fees or commissions to us in connection with a tender. However, you will be responsible for the payment of any fees charged by your broker for assisting you in tendering your units or any fee charged by a custodian or other trustee of an Individual Retirement Account or profit sharing plan that is the record owner of your units. Although I do not know the fees charged by these brokers and trustees, I believe that such fees are typically $24 to $100 per transaction.

     SECTION 17. MISCELLANEOUS. I am not aware of any jurisdiction in which the making of my offer is not in compliance with applicable law. If I become aware of any jurisdiction in which the making of my offer would not be in compliance with applicable law, I will make a good faith effort to comply with any such law. If, after such good faith effort, I cannot comply with any such law, my offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of units residing in such jurisdiction.

     No person has been authorized to give any information or to make any representation on my behalf not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     I have filed with the Commission a Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to my offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 hereof, except that they will not be available at the regional offices of the Commission.

                                                  BEN FARAHI


June 6, 2006

     The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

   VIA U.S. MAIL     American Stock Transfer & Trust Company
                     59 Maiden Lane
                     New York, New York 10038
                     Attn:  Reorg. Department - RAM 2

   VIA HAND AND      American Stock Transfer & Trust Company
   OVERNIGHT COURIER 6201 15th Avenue
                     Brooklyn, New York 11219
                     Attn:  Reorg. Department - RAM 2

   VIA FACSIMILE:   (718) 234-5001

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

                   The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.
                             105 Madison Avenue
                           New York, New York 10016

                                 800-322-2885
                                 212-929-5500

                                                                Exhibit (a)(2)


                       BIGGEST LITTLE INVESTMENTS, L.P.
                            LETTER OF TRANSMITTAL
                            ---------------------

         THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
           ON JULY 6, 2006 (THE "EXPIRATION DATE") UNLESS EXTENDED.








(Please indicate changes or corrections to the name, address and Tax Identification Number printed above.)

=====================================================================

     To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Purchaser (as defined below) on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth below does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Limited Partner. Please use the pre-addressed, postage paid envelope provided.

     This Letter of Transmittal is to be completed by limited partners (the "Limited Partners") of Biggest Little Investments, L.P. (the "Partnership") pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Offer to Purchase (the "Offer to Purchase") made by Ben Farahi (the "Purchaser").

PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS

--------------------------------

IF YOU HAVE THE CERTIFICATE ORIGINALLY ISSUED TO REPRESENT YOUR UNITS IN THE PARTNERSHIP, PLEASE SEND IT TO THE DEPOSITARY WITH THIS LETTER OF TRANSMITTAL

--------------------------------

FOR INFORMATION OR ASSISTANCE IN CONNECTION WITH THE OFFER OR THE COMPLETION OF THIS LETTER OF TRANSMITTAL, PLEASE CONTACT MY INFORMATION AGENT, MACKENZIE PARTNERS, INC., AT (800) 322-2885

TO: BEN FARAHI

     The undersigned hereby tenders the number of its units of limited partnership interest in the Partnership as set forth herein (the "Units") to Ben Farahi (the "Purchaser") for $140 cash per Unit, less any distributions made by the Partnership prior to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and this Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase, the Extension of Offer to Purchase and any supplements, modifications or amendments thereto, constitute the "Offer").





     The undersigned recognizes that, under the circumstances described in the Offer to Purchase, the Purchaser will accept Units for payment on a pro rata basis (with adjustments to avoid purchases of certain fractional Units) based upon the number of Units tendered prior to or on the Expiration Date and not withdrawn.

     Subject to and effective upon acceptance for payment of any Units tendered hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Purchaser all right, title and interest in and to such Units purchased and requests, authorizes and directs the general partner of the Partnership (the "General Partner") to substitute the Purchaser as a limited partner of the Partnership in place of the undersigned with respect to such Units. The undersigned hereby irrevocably constitutes and appoints the Purchaser as the Limited Partner's proxy and true and lawful agent and attorney-in-fact of the undersigned with respect to such Units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to deliver such Units and transfer ownership thereof on the Partnership books maintained by the General Partner, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchaser and upon payment of the purchase price payable by the Purchaser in accordance with the terms of the Offer to Purchase in respect of such Units (the "Purchase Price"), to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units, including, without limitation, all voting rights and the right to receive distributions from the Partnership, all in accordance with the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that the Purchaser be admitted as a "substitute Limited Partner" under the terms of the Limited Partnership Agreement of the Partnership. Upon the purchase of such Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect thereto will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective).

     The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Units tendered hereby, and that when any such Units are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer or purchase of the Units tendered hereby.

     The undersigned understands that a valid tender of Units to the Purchaser will constitute a binding agreement upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchaser may not accept for payment any Units tendered hereby. In such event, the undersigned understands that this Letter of Transmittal will be of no force or effect. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, administrators, executors, successors, assigns and trustees in bankruptcy and other legal representatives of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

     The undersigned further represents and warrants that, to the extent a certificate evidencing the Units tendered hereby (the "original certificate") is not delivered by the undersigned together with this Letter of Transmittal:

(i) the undersigned has not sold, transferred, conveyed, assigned, pledged, deposited or otherwise disposed of any portion of the Units; (ii) the undersigned has caused a diligent search of its records to be taken and has been unable to locate the original certificate; (iii) if the undersigned shall find or recover the original certificate evidencing the Units, it will immediately and without consideration surrender it to the Purchaser; and (iv) the undersigned shall at all times indemnify, defend and save harmless the Purchaser and the Partnership (which shall be a third party beneficiary), their successors and their assigns from and against any and all claims, actions and suits, whether groundless or otherwise, and from and against any and all liabilities, losses, damages, judgments, costs, charges, counsel fees and other expenses of every nature and character by reason of honoring or refusing to honor the original certificate when presented by or on behalf of a holder in due course or a holder appearing to or believed by the Partnership to be such, or by issuance or delivery of a replacement certificate, or the making of any payment, delivery or credit in respect of the original certificate without surrender thereof, or in respect of the replacement certificate.

     FOR INFORMATION AND ASSISTANCE WITH THE OFFER, PLEASE CALL MY INFORMATION AGENT, MACKENZIE PARTNERS, INC.: (800) 322-2885. For Units to be validly tendered, Limited Partners should complete and sign this Letter of Transmittal and return it in the self addressed, postage-paid envelope enclosed, or by Hand or Overnight Delivery to American Stock Transfer & Trust Company at the address set forth on the back cover of this Letter of Transmittal or by Facsimile to (718) 234-5001. If using facsimile transmission, please deliver the original certificate by Overnight Delivery.

 BEFORE SIGNING AND RETURNING THIS LETTER OF TRANSMITTAL, PLEASE REFER TO THE
                          ACCOMPANYING INSTRUCTIONS.

------------------------------------------------------------------------------

                          SIGNATURE BOX (ALL OWNERS)
                  (SEE INSTRUCTIONS 1, 3 AND 4 AS NECESSARY)

     Please sign exactly as your name is printed on the front of this Letter of Transmittal. For joint owners, each owner must sign. (See Instruction 1.)

     If the undersigned is tendering less than all Units held, the number of Units tendered is set forth below. Otherwise, all Units held by the undersigned are tendered hereby. The signatory hereby certifies under penalties of perjury the statements in Box B and, if applicable, Box C.


                                 X--------------------------------------------
                                                   (Signature)


                                 X--------------------------------------------
                                                   (Signature)

                                    BOX A
                    Medallion Signature Guarantee (If Required)
                             (See Instruction 1)

     You do not need to have your signature guaranteed unless you are a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or a representative capacity.

Name and Address of Eligible Institution

-----------------------------------------

Authorized Signature

-----------------------------------------
Title

-----------------------------------------

Name                                          Date

-----------------------------------------          --------------------


                                     BOX B
                               SUBSTITUTE FORM W-9
                           (See Instruction 4 - Box B)

     The person signing this Letter of Transmittal hereby certifies the following to the Purchaser of the Units indicated in this Letter of Transmittal under penalties of perjury:

       (i) The Taxpayer Identification Number ("TIN") printed (or corrected) on the front of this Letter of Transmittal is the correct TIN of the Limited Partner, or if this box [ ] is checked, the Limited Partner has applied for a TIN. If the Limited Partner has applied for a TIN, a TIN has not been issued to the Limited Partner, and either: (a) the Limited Partner has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office; or (b) the Limited Partner intends to mail or deliver an application in the near future (it being understood that if the Limited Partner does not provide a TIN to the Purchaser within 60 days, 31% of all reportable payments made to the Limited Partner will be withheld until the TIN is provided to the Purchaser); and

     (ii) Unless this box [ ] is checked, the Limited Partner is not subject to backup withholding either because the Limited Partner: (a) is exempt from backup withholding; (b) has not been notified by the IRS that the Limited Partner is no longer subject to backup withholding as a result of a failure to report all interest or dividends; or (c) has been notified by the IRS that such Limited Partner is no longer subject to backup withholding.
------------------------------------------------------------------------------

                                     BOX C
                               SUBSTITUTE FORM W-8
                               (See instruction 4)

     By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Limited Partner is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Limited Partner:

       (i) is a nonresident alien individual or a foreign corporation, partnership, estate or trust;

       (ii) if an individual, has not been and plans not to be present in U.S. for a total of 183 days or more during the calendar year; and

       (iii) neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

------------------------------------------------------------------------------

The Depositary for the offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail:

     American Stock Transfer & Trust Company
     59 Maiden Lane
     New York, New York 10038
     Attn:  Reorg. Department - BLI

By Overnight Courier or Hand:

     American Stock Transfer & Trust Company
     6201 15th Avenue
     Brooklyn, New York 11219
     Attn:  Reorg. Department - BLI

By Facsimile:

     (718) 234-5001 (if using facsimile transmission, please deliver the original certificate by overnight delivery).

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

                    The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.
                             105 Madison Avenue
                           New York, New York 10016

                                 800-322-2885
                                 212-929-5500

                                 INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. SIGNATURE AND DELIVERY REQUIREMENTS

Individual and Joint Owners - Signature Requirements. After carefully reading and completing the Letter of Transmittal, in order to tender your Units, Limited Partner(s) must sign at the "X" in the Signature Box. The signature(s) must correspond exactly with the name printed (or corrected) on the front of the Letter of Transmittal without any change whatsoever. Note:
For Units held in a custodial account, the beneficial owner should sign in the Signature Box. If the Units are registered in the names of two or more joint holders, all such holders must sign the Letter of Transmittal. No signature guarantee on the Letter of Transmittal is required if the Letter of Transmittal is signed by the unitholder (or beneficial owner in the case of an IRA).

Trustees, Corporation and Fiduciaries - Signature Requirements. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation, authorized partner of a partnership or other persons acting in a fiduciary or representative capacity must sign at the "X" in the Signature Box and have their signatures guaranteed by an Eligible Institution by completing the signature guarantee set forth in the Letter of Transmittal. Signatories should indicate their title when signing and must submit proper evidence satisfactory to the Purchaser of their authority to act.

Delivery Requirements. For Units to be validly assigned, a properly completed and duly executed copy of the Letter of Transmittal, together with any required signature guarantees in Box A, and any other documents required by the Letter of Transmittal (including the original certificate, to the extent in your possession), must be received by the Purchaser prior to or on the Expiration Date

To ensure receipt of the Letter of Transmittal, it is suggested that you use overnight courier delivery or, if the Letter of Transmittal is to be delivered by U.S. Mail, you use certified or registered mail, return receipt requested. Facsimiles will be accepted subject to the receipt by the Purchaser of original documentation. All Letters of Transmittal should be addressed as follows:

By Mail or Overnight Courier: American Stock Transfer & Trust Company at one of the addresses set forth on the back cover of the Letter of Transmittal

By Facsimile: (718) 234-5001 (if using facsimile transmission, please deliver the original certificate by overnight delivery).

Documentation

Deceased Owner - Original Death Certificate.  If other than a Joint Tenant,
see   also    Executor / Administrator / Guardian below.

Deceased Owner (other) - See Executor/Administrator/Guardian (a) below.

Executor/Administrator/Guardian - (a) Send copy of Court Appointment Documents; (b) letter of testamentary notarized within 60 days of receipt; (c) affidavit of domicile notarized; and (d) a copy of applicable provisions of Will (Title Page, Executor powers asset distributions); or (e) Estate distribution documents.

Attorney-in-fact - Power of Attorney.

Corporate/Partnerships - Resolution(s) of Board of Directors or other evidence of authority to so act.

Trust/Pension Plans - Cover pages of the trust or plan, along with the trustee(s) section and/or amendments or resolutions of the above to prove authority to so act.

2. TRANSFER TAXES. The Purchaser will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

3. U.S. PERSONS. A Limited Partner who or which is a United States citizen or resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively, "United States persons") as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

Box B - Substitute Form W-9. In order to avoid 28% federal income tax backup withholding, the Limited Partner must provide to the Purchaser the Limited Partner's correct Taxpayer Identification Number ("TIN") and certify, under penalties of perjury, that such Limited Partner is not subject to such backup withholding. The TIN that must be provided on the Substitute W-9 is that of the registered Limited Partner as printed (or corrected) on the front of the Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Limited Partner being subject to backup withholding. Certain Limited Partners (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.
NOTE: The correct TIN for an IRA account is that of the Custodian (not the individual Social Security number of the beneficial owner).

4. BOX C - FOREIGN PERSONS. In order for a Limited Partner who is a foreign person (i.e., not a United States person as defined in 3 above) to qualify as exempt from 28% backup withholding, such foreign Limited Partner must certify, under penalties of perjury, the statement in BOX B of the Letter of Transmittal attesting that foreign person's status by checking the box preceding such statement. Unless such box is checked, such foreign person will be subject to withholding tax under Section 3406 of the Code.

5. ADDITIONAL COPIES OF OFFER TO PURCHASE AND LETTER OF TRANSMITTAL. Request for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from our Information Agent, MacKenzie Partners, Inc. by calling (800) 322-2885.

                                                                Exhibit (a)(3)

                                  BEN FARAHI
                             1175 West Moana Lane
                                  Suite 200
                              Reno, Nevada 89509

                                June 6, 2006

                          OFFER TO PURCHASE FOR CASH
                         LIMITED PARTNERSHIP UNITS OF
                       BIGGEST LITTLE INVESTMENTS, L.P.
                           FOR $140 PER UNIT IN CASH


Dear Limited Partner:

     I have begun a tender offer to purchase limited partnership units of your partnership for $140 per unit. My purchase price is in excess of 70% above the average price for the limited number of units which were traded in the informal secondary market between January 2005 and April 2006. My offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review this documentation prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at 12:00 midnight, New York City time, on July 6, 2006, unless otherwise extended. You will not be required to pay any fees, commissions or partnership transfer fees, which could total between $250 and $400, in connection with any sale of your units pursuant to my offer.

     My offer provides you with liquidity; if I purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

     As with any investment decision, there are benefits and detriments to you from accepting or declining my offer. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon the factors described in the Offer to Purchase.

     If you desire to tender any of your units in response to my offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the blue letter of transmittal included in this package. The signed acknowledgment and agreement and any other required documents should be sent to the Depositary, American Stock Transfer & Trust Company, prior to the expiration of my offer. The addresses for the Depositary are 59 Maiden Lane, New York, New York 10038 or by overnight courier service or by hand at 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department - BLI.

     I am the sole manager of the general partner of your partnership. As a result, the general partner has substantial conflicts of interest with respect to my offer. This conflict may affect the general partner's ability to reconcile my interests with those of the other limited partners, particularly in assessing the fairness of my offer price. I seek to purchase units at a lower price than the price at which you desire to sell units. In addition, your general partner and another of its affiliates are entitled to receive fees for certain transactions involving the partnership and its assets.

     If you have any questions or require further information, please call my Information Agent, MacKenzie Partners, Inc. toll free, at (800) 322-2885.


                                   Very truly yours,


                                   BEN FARAHI